Exhibit 99.1

Global Engine Group Holding Limited
(incorporated under the laws of the British Virgin Islands)
(NASDAQ: GLE)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of shareholders (the “Meeting”) of Global Engine Group Holding Limited (the “Company”) will be held on March 26, 2025, at 10 p.m. Eastern Time (or March 27, 2025, at 10 a.m. Hong Kong time), in a hybrid-meeting format. In-person participants will be able to attend the Meeting at Room C, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong. Remote participants will be able to attend the Meeting by registering in advance at https://forms.office.com/r/Ns7pES2qLh. The Meeting will be convened for the following purposes:

1.      to approve as a resolution of the shareholders the re-designation and re-classification of shares of the Company (the “Re-designation and Re-classification of Shares”) that:

(a)     the currently issued 18,300,000 ordinary shares of par value of US$0.0000625 each in the Company be and are re-designated and re-classified into Class A ordinary shares of par value US$0.0000625 each with 1 vote per share (the “Class A Ordinary Shares”) on a one for one basis as follows:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held Giving Effect to the Re-designation and Re-classification of Shares
Valuable Fortune Limited	6,960,000 ordinary shares	6,960,000 Class A Ordinary Shares
Rosy Depot Limited	1,600,000 ordinary shares	1,600,000 Class A Ordinary Shares
Best Digital Developments Limited	960,000 ordinary shares	960,000 Class A Ordinary Shares
Cosmic Solution Group Limited	960,000 ordinary shares	960,000 Class A Ordinary Shares
Wong Tai Chi	800,000 ordinary shares	800,000 Class A Ordinary Shares
Chow Chun Hin Leslie	800,000 ordinary shares	800,000 Class A Ordinary Shares
Value Classic Global Limited	720,000 ordinary shares	720,000 Class A Ordinary Shares
Look Wai Yi	640,000 ordinary shares	640,000 Class A Ordinary Shares
Golden Base Ventures Limited	640,000 ordinary shares	640,000 Class A Ordinary Shares
CEDE & CO	4,220,000 ordinary shares	4,220,000 Class A Ordinary Shares

(b)    the remaining authorised but unissued ordinary shares of par value of US$0.0000625 each in the Company be and are re-designated and re-classified into (i) 581,700,000 Class A Ordinary Shares on a one for one basis and (ii) 200,000,000 Class B ordinary shares of par value US$0.0000625 each with 20 votes per share (the “Class B Ordinary Shares”) on a one for one basis;

2.      to approve, as a resolution of the shareholders, that subject to the Re-designation and Re-classification of Shares taking effect:

(a)     Clause 6.2 of the memorandum of association of the Company currently in effect be deleted and replaced with the following new Clause 6.2 of the memorandum of association of the Company:

“6.2 The Company is authorised to issue a maximum of 800,000,000 shares, each with a par value of US$0.0000625, comprising i) 600,000,000 Class A ordinary shares of a par value of US$0.0000625 each (Class A Ordinary Shares) and ii) 200,000,000 Class B ordinary shares of a par value of US$0.0000625 each (Class B Ordinary Shares).”; and

(b)    the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Annex A to this notice (the “Amended M&A”) in substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares; and

3.      to approve as a resolution of the shareholders, to be effective immediately after the Re-designation and Re-classification of Shares and the adoption of the Amended M&A, the repurchase and issue of shares of certain shareholder (the “Repurchase and Issue of Shares”) as follows:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held Giving Effect to Share Re-designation and Re-classification	Number of Shares to be Held Giving Effect to the Re-designation and Re-classification of Share, Repurchase and Issue of Shares
Valuable Fortune Limited	6,960,000 ordinary shares	6,960,000 Class A Ordinary Shares	2,320,000 Class A Ordinary Shares, 4,640,000 Class B Ordinary Shares

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on February 24, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website at https://ir.globalengine.com.hk/. The notice of the Meeting, this proxy statement, and the proxy card will be sent or made available to shareholders on or about February 26, 2025.

By Order of the Board of Directors,
/s/ Andrew, LEE Yat Lung
Andrew, LEE Yat Lung
Chief Executive Officer and Chairman of the Board of Directors

February 26, 2025

GLOBAL ENGINE GROUP HOLDING LIMITED

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
March 26, 2025, at 10 p.m. Eastern Time
(or March 27, 2025, at 10 a.m. Hong Kong time)

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Global Engine Group Holding Limited (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on March 26, 2025, at 10 p.m. Eastern Time (or March 27, 2025, at 10 a.m. Hong Kong time). The Company will hold the Meeting at Room C, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong. Remote participants will be able to attend the Meeting by registering in advance at https://forms.office.com/r/Ns7pES2qLh. Shareholders will have an equal opportunity to participate at the Meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting or any adjournment thereof in real time. Beneficial shareholders who hold their shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests and may view the webcast, but will not be able to participate in or vote at the Meeting.

Only holders of the ordinary shares of the Company of record at the close of business on February 24, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than 50 percent of the voting rights of the outstanding ordinary shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1.      a resolution to approve the Re-designation and Re-classification of Shares (defined below) of the Company;

2.      a resolution to adopt the Second Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”); and

3.      a resolution to approve the Repurchase and Issue of Shares (defined below) of certain shareholder of the Company.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1 – 3.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

PROPOSAL NO. 1

RE-DESIGNATION AND RE-CLASSIFICATION OF SHARES

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as a resolution the re-designation and re-classification of shares as follows (the “Re-designation and Re-classification of Shares”):

(a)     the currently issued 18,300,000 ordinary shares of par value of US$0.0000625 each in the Company be and are re-designated and re-classified into Class A ordinary shares of par value US$0.0000625 each with 1 vote per share (the “Class A Ordinary Shares”) on a one for one basis as follows:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held Giving Effect to the Re-designation and Re-classification of Shares
Valuable Fortune Limited	6,960,000 ordinary shares	6,960,000 Class A Ordinary Shares
Rosy Depot Limited	1,600,000 ordinary shares	1,600,000 Class A Ordinary Shares
Best Digital Developments Limited	960,000 ordinary shares	960,000 Class A Ordinary Shares
Cosmic Solution Group Limited	960,000 ordinary shares	960,000 Class A Ordinary Shares
Wong Tai Chi	800,000 ordinary shares	800,000 Class A Ordinary Shares
Chow Chun Hin Leslie	800,000 ordinary shares	800,000 Class A Ordinary Shares
Value Classic Global Limited	720,000 ordinary shares	720,000 Class A Ordinary Shares
Look Wai Yi	640,000 ordinary shares	640,000 Class A Ordinary Shares
Golden Base Ventures Limited	640,000 ordinary shares	640,000 Class A Ordinary Shares
CEDE & CO	4,220,000 ordinary shares	4,220,000 Class A Ordinary Shares

(b)    the remaining authorised but unissued ordinary shares of par value of US$0.0000625 each in the Company be and are re-designated and re-classified into (i) 581,700,000 Class A Ordinary Shares on a one for one basis and (ii) 200,000,000 Class B ordinary shares of par value US$0.0000625 each with 20 votes per share (the “Class B Ordinary Shares”) on a one for one basis;

Following the Re-Designation and Re-classification of Shares, each Class A Ordinary Share would be entitled to one vote and each Class B Ordinary Share would be entitled to 20 votes on all matters subject to vote at general meetings of the Company and with such other rights, preferences, and privileges as set forth in the Amended M&A.

In addition, all Class B Ordinary Shares will be convertible, at the option of the holder thereof, into the number of fully paid and non-assessable Class A Ordinary Shares on a one-for-one basis.

The resolution to be proposed shall be as follows:

RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS, that

(a)     the currently issued 18,300,000 ordinary shares of par value of US$0.0000625 each in the Company be and are re-designated and re-classified into Class A Ordinary Shares on a one for one basis as shown in the table above, and

(b)    the remaining authorised but unissued ordinary shares of par value of US$0.0000625 each in the Company be and are re-designated and re-classified into (i) 581,700,000 Class A Ordinary Shares on a one for one basis and (ii) 200,000,000 Class B Ordinary Shares on a one for one basis.

Proposal No. 1 will be approved if a majority of the total votes properly cast in person or by proxy at the Meeting by the holders of ordinary shares of the Company entitled to vote at the Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

The Re-Designation and Re-classification of Shares will become effective upon approval of our shareholders.

The proposed re-designation and re-classification will not affect in any way the validity or transferability of share certificates outstanding, the capital structure of the Company or the trading of the Company’s shares on the NASDAQ Capital Market. If the amendment is passed by our shareholders, it will not be necessary for shareholders to surrender their existing share certificates. Instead, when certificates are presented for transfer, new certificates representing Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, will be issued.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional shares of Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE RE-DESIGNATION AND RE-CLASSIFICATION OF SHARES.

PROPOSAL NO. 2

ADOPTION OF THE AMENDED M&A

The Board of Directors deems it advisable and is recommending that our shareholders approve and adopt the Amended M&A attached hereto as Annex A.

Clauses 6, 7 and 8 of the Amended M&A reflect the proposed dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares (which are the subject of Proposal 1).

The resolution to be proposed shall be as follows:

RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS, that subject to the Re-designation and Re-classification of Shares taking effect,

(a) Clause 6.2 of the memorandum of association of the Company currently in effect be deleted and replaced with the following new Clause 6.2 of the memorandum of association of the Company:

“6.2 The Company is authorised to issue a maximum of 800,000,000 shares, each with a par value of US$0.0000625, comprising i) 600,000,000 Class A ordinary shares of a par value of US$0.0000625 each (Class A Ordinary Shares) and ii) 200,000,000 Class B ordinary shares of a par value of US$0.0000625 each (Class B Ordinary Shares).”; and

(b) the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Annex A to this notice (the “Amended M&A”) in substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

Proposal No. 2 will be approved if a majority of the total votes properly cast in person or by proxy at the Meeting by the holders of ordinary shares of the Company entitled to vote at the Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

The adoption of the Amended M&A will become effective upon approval of our shareholders, subject to any necessary registration and filing with the Registrar of Corporate Affairs of the British Virgin Islands.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE ADOPTION OF THE AMENDED M&A.

PROPOSAL NO. 3

REPURCHASE AND ISSUE OF SHARES

The Board of Directors directed that there be submitted to the shareholders of the Company for approval, as a resolution, the repurchase and issue of shares (the “Repurchase and Issue of Shares”) as follows:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held Giving Effect to Share Re-designation and Re-classification	Number of Shares to be Held Giving Effect to the Re-designation and Re-classification of Shares, Repurchase and Issue of Shares
Valuable Fortune Limited	6,960,000 ordinary shares	6,960,000 Class A Ordinary Shares	2,320,000 Class A Ordinary Shares, 4,640,000 Class B Ordinary Shares

The resolution to be proposed shall be as follows:

RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS, to be effective immediately after the Re-designation and Re-classification of Shares and the adoption of the Amended M&A, that 4,640,000 Class A Ordinary Shares held by Valuable Fortune Limited be repurchased out of the proceeds of the fresh issuance of 4,640,000 Class B Ordinary Shares to Valuable Fortune Limited made for the purposes of the repurchase, and such issuance of 4,640,000 Class B Ordinary Shares to Valuable Fortune Limited made for the purposes of the repurchase be and is hereby approved.

Proposal No. 3 will be approved if a majority of the total votes properly cast in person or by proxy at the Meeting by the holders of ordinary shares of the Company entitled to vote at the Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

The Repurchase and Issue of Shares will become effective upon approval of our shareholders, subject to the taking effect of the Re-designation and Re-classification of Shares and the adoption of the Amended M&A.

Potential Adverse Effects of the Repurchase and Issue of Shares

Prior to the proposed repurchase and issue of shares, Mr. Andrew Lee Yat Lung, our Chief Executive Officer and Chairman of the Board of Directors and the 100% owner of Valuable Fortune Limited beneficially owns a total of 6,960,000 ordinary shares of the Company, representing approximately 38.0% of the total voting power of the Company. Immediately after the proposed repurchase and issue becomes effective, Mr. Lee will beneficially hold approximately 89.3% of the total voting power of the Company.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
REPURCHASE AND ISSUE OF SHARES.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors
February 26, 2025	/s/ Andrew, LEE Yat Lung
Andrew, LEE Yat Lung
Chief Executive Officer and Chairman of the Board of Directors

Annex A

BVI COMPANY NUMBER: 2074946

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT, 2004

SECOND AMENDED AND RESTATED

MEMORANDUM AND ARTICLES

OF ASSOCIATION

OF

Global Engine Group Holding Limited

A COMPANY LIMITED BY SHARES

Incorporated on the 7th day of September, 2021

INCORPORATED IN THE BRITISH VIRGIN ISLANDS

(As adopted by the Members’ resolutions dated [        ] and filed on [        ])

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT, 2004

SECOND AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Global Engine Group Holding Limited

A COMPANY LIMITED BY SHARES

1.           DEFINITIONS AND INTERPRETATION

1.1.        In this Memorandum of Association and the Articles of Association of the Company, if not inconsistent with the subject or context:

“Act” means the BVI Business Companies Act, 2004 (as amended) and includes the regulations made under the Act;

“Articles” means the Second Amended and Restated Articles of Association of the Company;

“auditor” means as the context requires the person for the time being performing the duties of auditor of the Company (if any);

“Chairman of the Board” has the meaning specified in Regulation 12;

“Class A Ordinary Shares” has the meaning specified in Clause 6.2;

“Class B Ordinary Shares” has the meaning specified in Clause 6.2;

“Conversion Date” means in respect of a Conversion Notice means the day on which that Conversion Notice is delivered;

“Conversion Notice” means a written notice delivered to the Company stating that a holder of Class B Ordinary Shares elects to convert the number of Class B Ordinary Shares specified therein pursuant to Clause 8.1(b);

“Conversion Number” in relation to any Class B Ordinary Shares, such number of Class A Ordinary Shares as may, upon exercise of the Conversion Right, be issued at the Conversion Rate;

“Conversion Rate” in relation to the conversion of Class B Ordinary Shares to Class A Ordinary Shares means, at any time, on a 1:1 basis. The foregoing Conversion Rate shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Ordinary Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Ordinary Shares in issue;

“Conversion Right” in respect of a holder of Class B Ordinary Shares, subject to the provisions of these Articles and to any applicable fiscal or other laws or regulations including the Act, to convert all or any of its Class B Ordinary Shares, into the Conversion Number of Class A Ordinary Shares in its discretion;

“Designated Stock Exchange” means any national securities exchange in the United States of America on which Public Shares of the Company may be listed for trading, including without limitation, the NASDAQ Stock Market LLC, the NYSE MKT LLC or The New York Stock Exchange LLC;

Annex A-1

“Distribution” in relation to a distribution by the Company to a Shareholder means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder, or the incurring of a debt to or for the benefit of a Shareholder, in relation to Shares held by a Shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of Shares, a transfer of indebtedness or otherwise, and includes a dividend;

“Member” or “member” means a Shareholder;

“Memorandum” means this Second Amended and Restated Memorandum of Association of the Company;

“Person” includes individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

“Registrar” means the Registrar of Corporate Affairs appointed under section 229 of the Act;

“Registration Statement” means the Company’s registration statement on Form F-1 filed with the SEC in connection with the Company’s initial public offering;

“Relevant System” means a system utilised for the purposes of holding and transferring shares of the Company;

“Resolution of Directors” means either:

(a)         a resolution approved at a duly convened and constituted meeting of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(b)         a resolution consented to in writing or by telex, telegram, cable or other written electronic communication by a majority of the directors of the Company. A written resolution consented to in such manner may consist of several documents including written electronic communication, in like form each signed or assented to by one or more directors.

“Resolution of Shareholders” means either:

(a)         a resolution approved at a duly convened and constituted meeting of the Shareholders of the Company by the affirmative vote of a majority of in excess of 50 percent of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(b)         a resolution consented to in writing by a majority of in excess of 50 percent of the votes of Shares entitled to vote thereon;

“Seal” means any seal which has been duly adopted as the common seal of the Company;

“Securities” means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire Shares or debt obligations;

“SEC” means the United States Securities and Exchange Commission;

“Share” means a share issued or to be issued by the Company and shall include fractional shares in the Company;

“Shareholder” means a Person whose name is entered in the register of members as the holder of one or more Shares or fractional Shares;

“Treasury Share” means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

“Written” or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and “in writing” shall be construed accordingly.

Annex A-2

1.2.        In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)         a “Regulation” is a reference to a regulation of the Articles;

(b)         a “Clause” is a reference to a clause of the Memorandum;

(c)         voting by Shareholders is a reference to the casting of the votes attached to the Shares held by the Shareholder voting;

(d)         the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended or, in the case of the Act, any re-enactment thereof and any subsidiary legislation made thereunder; and

(e)         the singular includes the plural and vice versa.

1.3.        Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and the Articles unless otherwise defined herein.

1.4.        Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and the Articles.

2.           NAME

The name of the Company is Global Engine Group Holding Limited.

3.           STATUS

The Company is a company limited by Shares.

4.           REGISTERED OFFICE AND REGISTERED AGENT

4.1.        The first registered office of the Company is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, the office of the first registered agent.

4.2.        The first registered agent of the Company is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

4.3.        The Company may by Resolution of Shareholders or by Resolution of Directors change the location of its registered office or change its registered agent.

4.4.        Any change of registered office or registered agent will take effect on the registration by the Registrar of a notice of the change filed by the existing registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

4.5.        The registered agent shall:

(a)         act on the instructions of the directors of the Company if those instructions are contained in a Resolution of Directors and a copy of the Resolution of Directors is made available to the registered agent; and

(b)         recognise and accept the appointment or removal of a director or directors by Shareholders.

5.           CAPACITY AND POWERS

5.1.        Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

(a)         full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)         for the purposes of paragraph (a), full rights, powers and privileges.

5.2.        For the purposes of section 9(4) of the Act, there are no limitations on the business that the Company may carry on.

Annex A-3

6.           NUMBER AND CLASSES OF SHARES

6.1.        Shares in the company shall be issued in the currency of the United States of America.

6.2.        The Company is authorised to issue a maximum of 800,000,000 shares, each with a par value of US$0.0000625, comprising i) 600,000,000 Class A ordinary shares of a par value of US$0.0000625 each (Class A Ordinary Shares) and ii) 200,000,000 Class B ordinary shares of a par value of US$0.0000625 each (Class B Ordinary Shares).

6.3.        The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.

6.4.        Shares may be issued in one or more series of Shares as the directors may by Resolution of Directors determine from time to time.

7.           RIGHTS OF CLASS A ORDINARY SHARES

7.1.        Each Class A Ordinary Share confers upon the Shareholder:

(a)         the right to one vote at a meeting of the Shareholders or on any Resolution of Shareholders;

(b)         the right to an equal share in any dividend paid by the Company; and

(c)         the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

7.2.        Holders of Class A Ordinary Shares shall not have any conversion rights and the Class A Ordinary Shares are not convertible into Shares of any other class.

7.3.        The Company may by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Class A Ordinary Share subject to Regulation 3 of the Articles.

8.           RIGHTS OF CLASS B ORDINARY SHARES

8.1.        Each Class B Ordinary Share confers upon the Shareholder:

(a)         the right to twenty votes at a meeting of the Shareholders or on any Resolution of Shareholders; and

(b)         the Conversion Right in respect of each Class B Ordinary Share in the Member’s holding, where:

(i)    Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into such Conversion Number of fully paid Class A Ordinary Shares calculated at the Conversion Rate. Such conversion shall take effect on the Conversion Date. A Conversion Notice shall not be effective if it is not accompanied by the share certificates in respect of the relevant Class B Ordinary Shares and/or such other evidence (if any) as the directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the directors may reasonably require). Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion.

(ii)   On the Conversion Date, every Class B Ordinary Share converted shall automatically be re-designated and re-classified as the applicable Conversion Number of Class A Ordinary Shares with such rights and restrictions attached thereto and shall rank pari passu in all respects with the Class A Ordinary Shares then in issue and the Company shall enter or procure the entry of the name of the relevant holder of converted Class B Ordinary Shares as the holder of the corresponding number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the register of members and shall procure that, if required, certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares, are issued to the holders thereof.

Annex A-4

(iii)  Until such time as the Class B Ordinary Shares have been converted into Class A Ordinary Shares, the Company shall: (A) at all times keep available for issue and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any pre-emptive rights out of its authorised but unissued share capital, such number of authorised but unissued Class A Ordinary Shares as would enable all Class B Ordinary Shares to be converted into Class A Ordinary Shares and any other rights of conversion into, subscription for or exchange into Class A Ordinary Shares to be satisfied in full; and (B) not make any issue, grant or distribution or take any other action if the effect would be that on the conversion of the Class B Ordinary Shares to Class A Ordinary Shares it would be required to issue Class A Ordinary Shares at a price lower than the par value thereof (if any).

8.2.        Shareholder of each Class B Ordinary Share shall not receive:

(a)         the right to any dividend paid by the Company; and

(b)         the right to any distribution of the surplus assets of the Company on its liquidation.

8.3.        The Company may by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Class B Ordinary Share subject to Regulation 3 of the Articles.

9.           VARIATION OF RIGHTS

If at any time the Shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued Shares in that class.

10.         RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

11.         REGISTERED SHARES

11.1.      The Company shall issue Registered Shares only.

11.2.      The Company is not authorised to issue Bearer Shares, convert Registered Shares to Bearer Shares or exchange Registered Shares for Bearer Shares.

12.         TRANSFER OF SHARES

12.1.      The Company shall, on receipt of an instrument of transfer or appropriate instruction from a Relevant System complying with Sub-Regulation 6 of the Articles, enter the name of the transferee of a Share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors.

12.2.      The directors may not resolve to refuse or delay the transfer of a Share unless the Shareholder has failed to pay an amount due in respect of the Share.

13.         AMENDMENT OF THE MEMORANDUM AND THE ARTICLES

13.1.      Subject to Clause 9, the Company may amend the Memorandum or the Articles by Resolution of Shareholders or by Resolution of Directors, save that no amendment may be made by Resolution of Directors:

(a)         to restrict the rights or powers of the Shareholders to amend the Memorandum or the Articles;

(b)         to change the percentage of Shareholders required to pass a Resolution of Shareholders to amend the Memorandum or the Articles;

(c)         in circumstances where the Memorandum or the Articles cannot be amended by the Shareholders; or

(d)         to Clauses 7, 8, 9, 10 or this Clause 13.

13.2.      Any amendment of the Memorandum or the Articles will take effect on the registration by the Registrar of a notice of amendment, or restated Memorandum and Articles, filed by the registered agent.

Annex A-5

We, Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 7th day of September, 2021.

Incorporator

(Sd.) Rexella D. Hodge
Authorised Signatory Vistra (BVI) Limited

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TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT, 2004

SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Global Engine Group Holding Limited

A COMPANY LIMITED BY SHARES

1.           REGISTERED SHARES

1.1.        Every Shareholder is entitled, on request to a certificate signed by a director or officer of the Company, or any other person authorised by Resolution of Directors, or under the Seal specifying the number of Shares held by him and the signature of the director, officer or authorised person and the Seal may be facsimiles.

1.2.        Any Shareholder receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by Resolution of Directors.

1.3.        If several Persons are registered as joint holders of any Shares, any one of such Persons may give an effectual receipt for any Distribution.

2.           SHARES

2.1.        Shares and other Securities may be issued at such times, to such Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2.        Section 46 of the Act (Pre-emptive rights) does not apply to the Company.

2.3.        A Share may be issued for consideration in any form or a combination of forms, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

2.4.        The consideration for a Share with par value shall not be less than the par value of the Share. If a Share with par value is issued for consideration less than the par value, the person to whom the Share is issued is liable to pay to the Company an amount equal to the difference between the issue price and the par value.

2.5.        A bonus share issued by the Company shall be deemed to have been fully paid for on issue.

2.6.        No Shares may be issued for a consideration, which is in whole or in part, other than money, unless a Resolution of Directors has been passed stating:

(a)         the amount to be credited for the issue of the Shares; and

(b)         that, in the opinion of the directors, the present cash value of the non-money consideration and money consideration, if any, is not less than the amount to be credited for the issue of the Shares.

2.7.        The consideration paid for any Share, whether a par value Share or a no par value Share, shall not be treated as a liability or debt of the Company for the purposes of:

(a)         the solvency test in Regulations 3 and 18; and

(b)         sections 197 and 209 of the Act.

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2.8.        The Company shall keep a register (the “register of members”) containing:

(a)         the names and addresses of the Persons who hold Shares;

(b)         the number of each class and series of Shares held by each Shareholder;

(c)         the date on which the name of each Shareholder was entered in the register of members; and

(d)         the date on which any Person ceased to be a Shareholder.

2.9.        The register of members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of members.

2.10.      A Share is deemed to be issued when the name of the Shareholder is entered in the register of members.

3.           REDEMPTION OF SHARES AND TREASURY SHARES

3.1.        The Company may purchase, redeem or otherwise acquire and hold its own Shares in such manner and upon such other terms as the directors may agree with the relevant Shareholder(s) save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without their consent.

3.2.        The Company may acquire its own fully paid Share or Shares for no consideration by way of surrender of the Share or Shares to the Company by the Shareholder holding the Share or Shares. Any surrender of a Share or Shares under this Sub-Regulation 3.2 shall be in writing and signed by the Shareholder holding the Share or Shares.

3.3.        The Company may only offer to purchase, redeem or otherwise acquire Shares if the Resolution of Directors authorising the purchase, redemption or other acquisition contains a statement that the directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

3.4.        Sections 60 (Process for acquisition of own Shares), 61 (Offer to one or more shareholders) and 62 (Shares redeemed otherwise than at the option of company) of the Act shall not apply to the Company.

3.5.        Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

3.6.        All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

3.7.        Treasury Shares may be transferred by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and the Articles) as the Company may by Resolution of Directors determine.

3.8.        Where Shares are held by another body corporate of which the Company holds, directly or indirectly, Shares having more than 50 percent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

4.           MORTGAGES AND CHARGES OF SHARES

4.1.        Shareholders may mortgage or charge their Shares.

4.2.        There shall be entered in the register of members at the written request of the Shareholder:

(a)         a statement that the Shares held by him are mortgaged or charged;

Annex A-8

(b)         the name of the mortgagee or chargee; and

(c)         the date on which the particulars specified in subparagraphs (a) and (b) are entered in the register of members.

4.3.        Where particulars of a mortgage or charge are entered in the register of members, such particulars may be cancelled:

(a)         with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)         upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

4.4.        Whilst particulars of a mortgage or charge over Shares are entered in the register of members pursuant to this Regulation:

(a)         no transfer of any Share the subject of those particulars shall be effected;

(b)         the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)         no replacement certificate shall be issued in respect of such Shares, without the written consent of the named mortgagee or chargee.

5.           FORFEITURE

5.1.        Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation.

5.2.        A written notice of call specifying the date for payment to be made shall be served on the Shareholder who defaults in making payment in respect of the Shares.

5.3.        The written notice of call referred to in Sub-Regulation 5.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

5.4.        Where a written notice of call has been issued pursuant to Sub-Regulation 5.3 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

5.5.        The Company is under no obligation to refund any moneys to a Shareholder whose Shares have been cancelled pursuant to Sub-Regulation 5.4 and that Shareholder shall be discharged from any further obligation to the Company.

6.           TRANSFER OF SHARES

6.1.        Subject to the Memorandum, Shares may be transferred by a written instrument of transfer (which complies with applicable rules of the SEC and federal and state securities laws of the United States) signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration. The instrument of transfer shall be in writing in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the directors and shall be signed by the transferor and shall also be signed by the transferee if registration as a holder of the shares imposes a liability to the Company on the transferee and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time.

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6.2.        The transfer of a Share is effective when the name of the transferee is entered on the register of members.

6.3.        If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)         to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)         that the transferee’s name should be entered in the register of members notwithstanding the absence of the instrument of transfer.

6.4.        Subject to the Memorandum, the personal representative of a deceased Shareholder may transfer a Share even though the personal representative is not a Shareholder at the time of the transfer.

6.5.        Notwithstanding any other provisions of the Memorandum and Articles, Shares may be transferred by means of a Relevant System and the operator of the Relevant System (and any other person necessary to ensure the Relevant System is effective to transfer shares) shall act as agent of the members for the purposes of the transfer of any Shares transferred by means of the Relevant System. If the Shares in question were issued in conjunction with rights, options or warrants on terms that one cannot be transferred without the other, the directors shall refuse to register the transfer of any such share without evidence satisfactory to them of the like transfer of such option or warrant.

7.           MEETINGS AND CONSENTS OF SHAREHOLDERS

7.1.        Any director of the Company may convene meetings of the Shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.

7.2.        Upon the written request of Shareholders entitled to exercise 30 percent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Shareholders.

7.3.        The director convening a meeting shall give not less than 7 days’ notice of a meeting of Shareholders to:

(a)         those Shareholders whose names on the date the notice is given appear as Shareholders in the register of members and are entitled to vote at the meeting; and

(b)         the other directors.

7.4.        The director convening a meeting of Shareholders may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

7.5.        A meeting of Shareholders held in contravention of the requirement to give notice is valid if Shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Shares which that Shareholder holds.

7.6.        The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Shareholder or another director, or the fact that a Shareholder or another director has not received notice, does not invalidate the meeting.

7.7.        A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

7.8.        The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

Annex A-10

7.9.        The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

[COMPANY NAME]

(the “Company”)

I/We, …………………………, being a Shareholder of the Company HEREBY

APPOINT………………………………… of...................... or failing him ………..……………… of .................to be my/our proxy to vote for me/us at the meeting of Shareholders to be held on the …… day of
…………..…………, 20…… and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this …… day of …………..…………, 20……

……………………………

Shareholder

7.10.      The following applies where Shares are jointly owned:

(a)         if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

(b)         if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)         if two or more of the joint owners are present in person or by proxy they must vote as one.

7.11.      A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

7.12.      A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 percent of the votes of the Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting. A quorum may comprise a single Shareholder or proxy and then such person may pass a Resolution of Shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

7.13.      If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

7.14.      At every meeting of Shareholders, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Shareholders present shall choose one of their number to be the chairman. If the Shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Shareholder or representative of a Shareholder present shall take the chair.

7.15.      The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Annex A-11

7.16.      At any meeting of the Shareholders the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

7.17.      Subject to the specific provisions contained in this Regulation for the appointment of representatives of Persons other than individuals the right of any individual to speak for or represent a Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the Person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Shareholder or the Company.

7.18.      Any Person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Shareholders or of any class of Shareholders, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Shareholder which he represents as that Shareholder could exercise if it were an individual.

7.19.      The chairman of any meeting at which a vote is cast by proxy or on behalf of any Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Person shall be disregarded.

7.20.      Directors of the Company may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of Shares.

7.21.      An action that may be taken by the Shareholders at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, but if any Resolution of Shareholders is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Shareholders. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Shareholders holding a sufficient number of votes of Shares to constitute a Resolution of Shareholders have consented to the resolution by signed counterparts.

7.22       Unless otherwise required by the Act, the Memorandum or these Articles, holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as a single class on all matters submitted to a vote for Members’ consent.

8.           DIRECTORS

8.1.        The first directors of the Company shall be appointed by the first registered agent within 6 months of the date of incorporation of the Company; and thereafter, the directors shall be elected by Resolution of Shareholders or by Resolution of Directors.

8.2.        No person shall be appointed as a director, alternate director, or nominated as a reserve director, of the Company unless he has consented in writing to be a director, alternate director or to be nominated as a reserve director respectively.

8.3.        Subject to Sub-Regulation 8.1, the minimum number of directors shall be one and there shall be no maximum number.

8.4.        Each director holds office for the term, if any, fixed by the Resolution of Shareholders or the Resolution of Directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

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8.5.        A director may be removed from office,

(a)         with or without cause, by Resolution of Shareholders passed at a meeting of Shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75 percent of the votes of the Shareholders of the Company entitled to vote; or

(b)         with cause, by Resolution of Directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

8.6.        A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

8.7.        The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

8.8.        A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

8.9.        Where the Company only has one Shareholder who is an individual and that Shareholder is also the sole director of the Company, the sole Shareholder/director may, by instrument in writing, nominate a person who is not disqualified from being a director of the Company as a reserve director of the Company to act in the place of the sole director in the event of his death.

8.10.      The nomination of a person as a reserve director of the Company ceases to have effect if:

(a)         before the death of the sole Shareholder/director who nominated him,

(i)    he resigns as reserve director, or

(ii)   the sole Shareholder/director revokes the nomination in writing; or

(b)         the sole Shareholder/director who nominated him ceases to be able to be the sole Shareholder/director of the Company for any reason other than his death.

8.11.      The Company shall keep a register of directors (the “register of directors”) containing:

(a)         in the case of an individual director, the particulars stated in section 118A(1)(a) of the Act;

(b)         in the case of a corporate director, the particulars stated in section 118A(1)(b) of the Act; and

(c)         such other information as may be prescribed by the Act.

8.12.      The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

8.13.      The Company shall file for registration with the Registrar a copy of its register of directors (and any changes to the register of directors) in accordance with the provisions of the Act.

8.14.      The directors may, by Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

8.15.      A director is not required to hold a Share as a qualification to office.

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8.16.      A director, by written instrument deposited at the registered office of the Company may from time to time appoint another director or another person who is not disqualified for appointment as a director under section 111 of the Act to be his alternate to:

(a)         exercise the appointing director’s powers; and

(b)         carry out the appointing director’s responsibilities,

in relation to the taking of decisions by the directors in the absence of the appointing director.

8.17.      No person shall be appointed as an alternate director unless he has consented in writing to be an alternate director. The appointment of an alternate director does not take effect until written notice of the appointment has been deposited at the registered office of the Company.

8.18.      The appointing director may, at any time, terminate or vary the alternate’s appointment. The termination or variation of the appointment of an alternate director does not take effect until written notice of the termination or variation has been deposited at the registered office of the Company, save that if a director shall die or cease to hold the office of director, the appointment of his alternate shall thereupon cease and terminate immediately without the need of notice.

8.19.      An alternate director has no power to appoint an alternate, whether of the appointing director or of the alternate director.

8.20.      An alternate director has the same rights as the appointing director in relation to any directors’ meeting and any written resolution of directors circulated for written consent. Unless stated otherwise in the notice of the appointment of the alternate, or a notice of variation of the appointment, if undue delay or difficulty would be occasioned by giving notice to a director of a resolution of which his approval is sought in accordance with these Articles his alternate (if any) shall be entitled to signify approval of the same on behalf of that director. Any exercise by the alternate director of the appointing director’s powers in relation to the taking of decisions by the directors is as effective as if the powers were exercised by the appointing director. An alternate director does not act as an agent of or for the appointing director and is liable for his own acts and omissions as an alternate director.

8.21.      The remuneration of an alternate director (if any) shall be payable out of the remuneration payable to the director appointing him (if any), as agreed between such alternate and the director appointing him.

9.           POWERS OF DIRECTORS

9.1.        The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Shareholders.

9.2.        Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

9.3.        If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

9.4.        Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

9.5.        The continuing directors may act notwithstanding any vacancy in their body.

9.6.        The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

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9.7.        All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

9.8.        For the purposes of Section 175 (Disposition of assets) of the Act, the directors may by Resolution of Directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

10.         PROCEEDINGS OF DIRECTORS

10.1.      Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

10.2.      The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

10.3.      A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

10.4.      A director shall be given not less than 3 days’ notice of meetings of directors, but a meeting of directors held without 3 days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

10.5.      A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2.

10.6.      If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

10.7.      At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting.

10.8.      An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing or by telex, telegram, cable or other written electronic communication by a majority of the directors or by a majority of the members of the committee, as the case may be, without the need for any notice. A written resolution consented to in such manner may consist of several documents, including written electronic communication, in like form each signed or assented to by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

11.         COMMITTEES

11.1.      The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

11.2.      The directors have no power to delegate to a committee of directors any of the following powers:

(a)         to amend the Memorandum or the Articles;

(b)         to designate committees of directors;

(c)         to delegate powers to a committee of directors;

(d)         to appoint or remove directors;

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(e)         to appoint or remove an agent;

(f)          to approve a plan of merger, consolidation or arrangement;

(g)         to make a declaration of solvency or to approve a liquidation plan; or

(h)         to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

11.3.      Sub-Regulation 11.2(b) and (c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

11.4.      The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

11.5.      Where the directors delegate their powers to a committee of directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Act.

12.         OFFICERS AND AGENTS

12.1.      The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a president and one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

12.2.      The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Shareholders, the president to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the register of members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

12.3.      The emoluments of all officers shall be fixed by Resolution of Directors.

12.4.      The officers of the Company shall hold office until their successors are duly appointed, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

12.5.      The directors may, by Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company.

12.6.      An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the following:

(a)         to amend the Memorandum or the Articles;

(b)         to change the registered office or agent;

(c)         to designate committees of directors;

(d)         to delegate powers to a committee of directors;

(e)         to appoint or remove directors;

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(f)          to appoint or remove an agent;

(g)         to fix emoluments of directors;

(h)         to approve a plan of merger, consolidation or arrangement;

(i)          to make a declaration of solvency or to approve a liquidation plan;

(j)          to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due; or

(k)         to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

12.7.      The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

12.8.      The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

13.         CONFLICT OF INTERESTS

13.1.      A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

13.2.      For the purposes of Sub-Regulation 13.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry into the transaction or disclosure of the interest, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

13.3.      A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)         vote on a matter relating to the transaction;

(b)         attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)         sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

14.         INDEMNIFICATION

14.1.      Subject to the limitations hereinafter provided the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)         is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b)         is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

14.2.      The indemnity in Sub-Regulation 14.1 only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

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14.3.      For the purposes of Sub-Regulation 14.2, a director acts in the best interests of the Company if he acts in the best interests of

(a)         the Company’s holding company; or

(b)         a Shareholder or Shareholders;

in either case, in the circumstances specified in Sub-Regulation 9.3 or the Act, as the case may be.

14.4.      The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

14.5.      The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

14.6.      Expenses, including legal fees, incurred by a director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1.

14.7.      Expenses, including legal fees, incurred by a former director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former director to repay the amount if it shall ultimately be determined that the former director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1 and upon such terms and conditions, if any, as the Company deems appropriate.

14.8.      The indemnification and advancement of expenses provided by, or granted pursuant to, this section is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, Resolution of Shareholders, resolution of disinterested directors or otherwise, both as acting in the person’s official capacity and as to acting in another capacity while serving as a director of the Company.

14.9.      If a person referred to in Sub-Regulation 14.1 has been successful in defence of any proceedings referred to in Sub-Regulation 14.1, the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

14.10.    The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

15.         RECORDS AND UNDERLYING DOCUMENTATION

15.1.      The Company shall keep the following documents at the office of its registered agent:

(a)         the Memorandum and the Articles;

(b)         the register of members, or a copy of the register of members;

(c)         the register of directors, or a copy of the register of directors; and

(d)         copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

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15.2.      Until the directors determine otherwise by Resolution of Directors the Company shall keep the original register of members and original register of directors at the office of its registered agent.

15.3.      If the Company maintains only a copy of the register of members or a copy of the register of directors at the office of its registered agent, it shall:

(a)         within 15 days of any change in either register, notify the registered agent in writing of the change; and

(b)         provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

15.4.      Where the original register of members or the original register of directors is maintained other than at the office of the registered agent, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

15.5.      The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)         the records and underlying documentation of the Company;

(b)         minutes of meetings and Resolutions of Shareholders and classes of Shareholders;

(c)         minutes of meetings and Resolutions of Directors and committees of directors; and

(d)         an impression of the Seal.

15.6.      The records and underlying documentation of the Company shall be in such form as:

(a)         are sufficient to show and explain the Company’s transactions; and

(b)         will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

15.7.      The Company shall retain the records and underlying documentation for a period of at least five years from the date:

(a)         of completion of the transaction to which the records and underlying documentation relate; or

(b)         the Company terminates the business relationship to which the records and underlying documentation relate.

15.8.      Where the records and underlying documentation of the Company are kept at a place or places other than at the office of its registered agent, the Company shall provide the registered agent with a written:

(a)         record of the physical address of the place at which the records and underlying documentation are kept; and

(b)         record of the name of the person who maintains and controls the Company’s records and underlying documentation.

15.9.      Where the place or places at which the records and underlying documentation of the Company, or the name of the person who maintains and controls the Company’s records and underlying documentation, change, the Company shall, within 14 days of the change, provide its registered agent with:

(a)         the physical address of the new location of the records and underlying documentation; or

(b)         the name of the new person who maintains and controls the Company’s records and underlying documentation.

15.10.    The Company shall provide its registered agent without delay any records and underlying documentation in respect of the Company that the registered agent requests pursuant to the Act.

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15.11.    The records and underlying documentation kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act, 2001 (No. 5 of 2001) as from time to time amended or re-enacted.

16.         REGISTER OF CHARGES

16.1.      The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)         the date of creation of the charge;

(b)         a short description of the liability secured by the charge;

(c)         a short description of the property charged;

(d)         the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)         unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)          details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

16.2.      Where a change occurs in the relevant charges or in the details of the charges required to be recorded in the Company’s register of charges maintained in accordance with Sub-Regulation 16.1, the Company shall, within 14 days of the change occurring, transmit details of the change to the registered agent.

17.         SEAL

The Company shall have a Seal and may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

18.         DISTRIBUTIONS

18.1.      The directors of the Company may, by Resolution of Directors, authorise a Distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the Distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

18.2.      Distributions may be paid in money, Shares, or other property.

18.3.      Notice of any Distribution that may have been declared shall be given to each Shareholder as specified in Sub-Regulation 20.1 and all Distributions unclaimed for 3 years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

18.4.      No Distributions shall bear interest as against the Company and no Distribution shall be paid on Treasury Shares.

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19.         ACCOUNTS AND AUDIT

19.1.      The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

19.2.      The Company may by Resolution of Shareholders call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

19.3.      The Company may by Resolution of Shareholders call for the accounts to be examined by auditors.

19.4.      The first auditors shall be appointed by Resolution of Directors; subsequent auditors shall be appointed by Resolution of Shareholders or by Resolution of Directors.

19.5.      The auditors may be Shareholders, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

19.6.      The remuneration of the auditors of the Company may be fixed by Resolution of Directors.

19.7.      The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Shareholders or otherwise given to Shareholders and shall state in a written report whether or not:

(a)         in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)         all the information and explanations required by the auditors have been obtained.

19.8.      The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Shareholders at which the accounts are laid before the Company or shall be otherwise given to the Shareholders.

19.9.      Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

19.10.    The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company’s profit and loss account and balance sheet are to be presented.

20.         NOTICES

20.1.      Any notice, information or written statement to be given by the Company to Shareholders may be given by (a) personal service; (b) through a Relevant System, where the notice or document relates to uncertificated shares; (c) where appropriate, by making it available on a website and notifying the member of its availability in accordance with this Regulation; (d) in accordance with the rules of a Designated Stock Exchange; (e) by any other means authorised in writing by each Shareholder or (f) by mail addressed to each Shareholder at the address shown in the register of members.

20.2.      Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

20.3.      Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

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21.         VOLUNTARY LIQUIDATION

The Company may by Resolution of Shareholders or, subject to section 199(2) of the Act, by Resolution of Directors appoint a voluntary liquidator.

22.         CONTINUATION

The Company may by Resolution of Shareholders or by a Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

23.         UNTRACEABLE SHAREHOLDERS

The Company is entitled, but shall not be required, to sell any shares of a Shareholder who is untraceable, as long as: (a) all checks, not being less than three in total number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 5 years; (b) the Company has not during that time or before the expiry of the three-month period referred to in (c) below received any indication of the existence of the Shareholder or person entitled to such shares by death, bankruptcy or operation of law; and (c) upon expiration of the 5-year period, the Company caused an advertisement to be published in newspapers, giving notice of its intention to sell such shares, and a period of three months or such shorter period has elapsed since the date of such advertisement. The net proceeds of any such sale shall belong to the Company, and when the Company receives these net proceeds the Company shall become indebted to the former Shareholder for an amount equal to such net proceeds.

To give effect to any sale of shares under this Regulation, the Board may authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the Register even if no share certificate has been lodged for such shares and may issue a new certificate to the transferee. An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the shares. The buyer shall not be bound to see to the application of the purchase monies, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

The Company shall account to the member or other person entitled to the share for the net proceeds of a sale under this Regulation 23 by carrying all monies relating to such sale to a separate account. The Company shall be deemed to be a debtor to, and not a trustee for, such member or other person in respect of such monies. Monies carried to such separate account may either be employed in the business of the Company or invested in such investments as the Board may think fit. No interest shall be payable to such member or other person in respect of such monies and the Company does not have to account for any money earned on them.

We, Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign these Articles of Association the 7th day of September, 2021.

Incorporator

(Sd.) Rexella D. Hodge
Authorised Signatory
Vistra (BVI) Limited

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